Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of
Brigus Gold Corp

We have audited the accompanying consolidated financial statements of Brigus Gold Corp and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, and the consolidated statements of operations, statements of comprehensive income, statements of shareholders’ equity and statements of cash flows for the years ended December 31, 2012 and December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and their cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

March 27, 2013
Halifax, Canada

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of
Brigus Gold Corp.

We have audited the internal control over financial reporting of Brigus Gold Corp. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 27, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

March 27, 2013
Halifax, Canada

Consolidated Financial Statements of

BRIGUS GOLD CORP.

As at and for the years ended December 31, 2012 and 2011

BRIGUS GOLD CORP.
Table of Contents
December 31, 2012

BRIGUS GOLD CORP.
Consolidated Statements of Operations

	December 31	December 31
Thousands of US dollars (except earnings per share and shares outstanding)	2012	2011

Revenue from the sale of gold	$117,681	$71,855

Mining operating expenses
Direct operating costs	56,169	45,160
Depreciation and amortization	25,147	18,276
Corporate administration	13,019	12,429
Total mining operating expenses	94,335	75,865
Income (loss) from mining operations	23,346	(4,010)
Impairment of mineral property (Notes 11 and 12)	(6,906)	-
Loss on repurchase of Goldstream Agreement (Note 17)	(5,630)	-
Income (loss) from operations	10,810	(4,010)
Other income (expenses)
Unrealized gains on derivative liabilities (Note 15)	8,890	21,329
Gain on sale of notes receivable (Note 7)	2,347	-
Renunciation of flow-through shares	2,237	1,910
Gain on termination of option agreement (Note 10)	1,849	-
Finance income	243	1,521
Finance costs (Note 21)	(5,834)	(5,362)
Unrealized loss on derivative asset (Note 14)	(389)	-
Equity loss in investment in associate (Note 10)	(163)	(40)
Foreign exchange (loss) gain and other	(1,410)	17
Income before income taxes	18,580	15,365
Income tax recovery (Note 18)	349	404
Net income attributable to shareholders	$18,929	$15,769

Earnings per share (Note 22)
Basic	$0.09	$0.08
Diluted	$0.09	$0.08

Weighted average shares outstanding (Note 22)
Basic	215,838,973	192,266,226
Diluted	216,102,169	198,426,985

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors on March 27, 2013

“David W. Peat”	“Wade. K. Dawe”

Director	Director

BRIGUS GOLD CORP.
Consolidated Statements of Comprehensive Income

	December 31	December 31
Thousands of US dollars	2012	2011

Net income attributable to shareholders	$18,929	$15,769

Other comprehensive income
Unrealized gains on available-for-sale investments (Note 10)	182	-
Total comprehensive income attributable to shareholders	$19,111	$15,769

The accompanying notes are an integral part of these consolidated financial statements.

BRIGUS GOLD CORP.
Consolidated Statements of Financial Position

Thousands of US dollars	December 31 2012	December 31 2011
Assets
Current assets
Cash and cash equivalents (Note 23)	$29,807	$18,822
Accounts receivable	1,927	2,241
Prepaids	674	1,183
Inventories (Note 9)	10,862	6,088
Investments (Note 10)	543	-
Notes receivable (Note 7)	-	3,440
Assets held for sale (Note 12)	4,062	4,936
Total current assets	47,875	36,710
Inventories (Note 9)	8,367	1,963
Investments (Note 10)	-	13,183
Derivative asset (Note 14)	3,767	-
Property, plant and equipment (Note 11)	340,875	301,413
Restricted cash (Note 8)	20,395	19,942
Total assets	$421,279	$373,211

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$21,071	$25,282
Deferred revenue (Note 17)	3,550	6,285
Current portion of long-term debt (Note 13)	17,097	8,837
Total current liabilities	41,718	40,404
Accrued long-term liabilities	1,680	412
Derivative liabilities (Note 15)	9,725	27,249
Deferred revenue (Note 17)	25,715	46,520
Long-term debt (Note 13)	76,098	46,615
Accrued site closure costs (Note 16)	24,152	19,570
Deferred tax liability (Note 18)	9,567	9,916
Total liabilities	188,655	190,686
Shareholders’ Equity
Common shares (Note 19)	397,616	371,265
Equity reserve	57,226	52,589
Warrant reserve	13,733	13,733
Investment revaluation reserve	182	-
Accumulated deficit	(236,133)	(255,062)
Total shareholders’ equity	232,624	182,525
Total liabilities and shareholders’ equity	$421,279	$373,211

Commitments and contingencies (Note 28)

The accompanying notes are an integral part of these consolidated financial statements.

BRIGUS GOLD CORP.
Consolidated Statements of Shareholders’ Equity

Thousands of shares and US dollars	Common Shares	Common Shares	Equity Reserve	Warrant Reserve	Investment Revaluation Reserve	Accumulated Deficit	Total Shareholders’ Equity

Balance, December 31, 2010	182,425	$349,725	$49,115	$13,733	$-	$(270,831)	$141,742
Options exercised	814	973	-	-	-	-	973
Warrants exercised	11,889	12,538	-	-	-	-	12,538
Shares issued for cash	4,995	5,726	-	-	-	-	5,726
Shares issued for contract settlement	1,396	2,303	-	-	-	-	2,303
Share-based compensation	-	-	3,474	-	-	-	3,474
Net income attributable to shareholders	-	-	-	-	-	15,769	15,769
Balance, December 31, 2011	201,519	$371,265	$52,589	$13,733	$-	$(255,062)	$182,525

Options exercised	18	12	-	-	-	-	12
Warrants exercised	5,327	4,766	-	-	-	-	4,766
Shares issued for cash	24,094	21,171			-		21,171
Shares issued under employee purchase plan	117	107	-	-	-	-	107
Shares issued under agreement	25	23	-	-	-	-	23
Shares issued for deferred share units	260	272	-	-	-	-	272
Share-based compensation	-	-	4,637	-	-	-	4,637
Other comprehensive income	-	-	-	-	182	-	182
Net income attributable to shareholders	-	-	-	-	-	18,929	18,929
Balance, December 31, 2012	231,360	$397,616	$57,226	$13,733	$182	$(236,133)	$232,624

The accompanying notes are an integral part of these consolidated financial statements.

BRIGUS GOLD CORP.
Consolidated Statements of Cash Flows

	December 31	December 31
Thousands of US dollars	2012	2011
Operating activities
Net income attributable to shareholders	$18,929	$15,769
Repurchase of Goldstream Agreement (Note 17)	(24,396)	-
Non-cash items:
Depreciation and amortization	25,147	18,276
Share-based compensation	4,637	3,474
Finance costs	9,085	9,194
Capitalized borrowing costs	(3,251)	(3,832)
Impairment of mineral property	6,906	-
Loss on repurchase of Goldstream Agreement	5,630	-
Gain on termination of option agreement	(1,849)	-
Gain on sale of notes receivable	(2,347)	-
Unrealized gains on derivative liabilities	(8,890)	(21,329)
Unrealized loss on derivative asset	389	-
Renunciation of flow-through shares	(2,237)	(1,910)
Deferred income taxes	(349)	(404)
Equity loss in investment in associate	163	40
Other	483	943
Net change in non-cash operating working capital (Note 23)	(15,398)	3,436
Net cash provided by operating activities	12,652	23,657

Investing activities
Additions to property, plant and equipment	(53,490)	(44,747)
Additions to exploration and evaluation assets	(10,628)	(14,006)
Disposals of property, plant and equipment	366	-
Restricted cash	-	2,749
Net cash used in investing activities	(63,752)	(56,004)

Financing activities
Proceeds from issuance of convertible debentures	-	47,478
Proceeds from issuance of shares	23,253	7,616
Proceeds from sale of notes receivable	5,787	-
Proceeds from lease financing	14,863	-
Proceeds from exercise of warrants, options, and employee purchase plan	4,839	13,511
Proceeds from sale of subsidiary	-	983
Proceeds from issuance of senior secured notes	28,780	-
Interest paid on debt	(5,613)	(4,567)
Repayment of debt	(11,192)	(30,725)
Net cash provided by financing activities	60,717	34,296

Effect of exchange rate changes on cash	1,368	(737)

Increase in cash and cash equivalents	10,985	1,212
Cash and cash equivalents, beginning of year	18,822	17,610
Cash and cash equivalents, end of year	$29,807	$18,822

The accompanying notes are an integral part of these consolidated financial statements.

BRIGUS GOLD CORP.
Consolidated Statements of Cash Flows

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Brigus Gold Corp. (“Brigus” or the “Company”) is incorporated and domiciled in Canada and is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:BRD.TO) and NYSE MKT Equities Exchange (NYSE MKT: BRD). The Company’s registered office is at 1959 Upper Water Street, 1100 Purdy’s Wharf Tower I, Halifax, NS, B3J 3E5.

Brigus is principally engaged in gold mining including extraction, processing and refining as well as exploration and development of mineral deposits principally in Canada.

2.	BASIS OF PRESENTATION

The consolidated financial statements of the Company and all its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis and net realizable value, except for derivative financial instruments and investments that have been measured at fair value. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand ($000) except when otherwise indicated.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Company are summarized as follows:

a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The financial statements of entities which are controlled by the Company are included in the consolidated financial statements from the date that control commences until the date whereby control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits, from its activities. All subsidiaries have the same year end as the Company. All intercompany balances, revenue and expense transactions are eliminated upon consolidation. Where necessary, adjustments are made to bring accounting policies of the Company’s subsidiaries in line with those of the Company.

The accounts of the following wholly-owned subsidiaries are included in these consolidated financial statements:

Subsidiary	Principal Activity	Country of Incorporation
Brigus Gold ULC	Administrative services	Canada
Brigus Gold Inc.	Administrative services	United States
Linear Gold Caribe, S.A.	Exploration	Panama
7153945 Canada Inc.	Exploration	Canada
Linear Gold Holdings Corp.	Holding company	Canada
Linear Gold Mexico, S.A. de C.V.	Exploration	Mexico
Linear Gold Mineracao Ltda.	Exploration	Brazil
Servicios Ixhuatán, S.A. de C.V.	Exploration	Mexico

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

b)	Investments in Associates

The Company accounts for investments in associates using the equity method. An associate is an entity in which the Company has significant influence. Under the equity method, the investment in the associate is recorded on the Statement of Financial Position at cost plus post acquisition changes in the Company’s share of net assets of the associate. The Statement of Operations reflects the Company’s share of the associate’s operations.

The financial statements of the associate are prepared using the same accounting policies as the Company. When necessary, adjustments are made to bring the accounting policies of the associate in line with those of the Company.

At each reporting date, the Company determines whether there is any objective evidence that the investment in the associate is impaired. If an impairment is deemed to exist, the amount of the impairment is recognized in the Statement of Operations. The amount of impairment is calculated as the difference between the recoverable amount of the investment in the associate and its carrying value.

Upon loss of significant influence over an associate, the Company measures and recognizes any remaining investment at fair value. Any difference between the carrying amount of the investment in the associate and the fair value of the retained investment plus proceeds from disposal is recognized in the Statement of Operations.

c)	Revenue Recognition

Revenue from the sale of gold is recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership (including title risk) passes to the purchaser, the selling price is fixed or determinable, and collectability is reasonably assured. Revenue is measured at the fair value of the consideration received or receivable.

Interest income is recognized when it is probable that the economic benefits will flow to the Company and the amount can be measured reliably. Interest income is recognized on an accrual basis using the effective interest method.

d)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at the lower of the present value of the minimum lease payments or their fair value. The corresponding liability to the lessor is recognized as a finance lease obligation within long-term debt.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company's general policy on borrowing costs.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

e)	Foreign Currency Translation

The U.S. dollar is the functional and presentation currency of the Company and all subsidiaries, as this is the principal currency of the economic environment in which the Company operates.

Foreign currency transactions are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollars at the exchange rate prevailing at the Statement of Financial Position date; (ii) non-monetary assets and liabilities denominated in foreign currencies and measured in terms of historic costs are translated using rates of exchange at the transaction dates; and (iii) non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined.

f)	Borrowing Costs

Interest and other financing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized. Capitalization of borrowing costs ceases when all the activities necessary to prepare the asset for its intended use or sale are substantially complete. Interest earned on the temporary investment of borrowed funds is deducted from interest paid on the borrowed funds in arriving at the capitalized amounts. These costs are amortized on the same basis as the asset. All other borrowing costs are recognized in income in the period in which they are incurred.

g)	Employee Benefits

The Company accrues liabilities for employee benefits such as wages, salaries, bonuses, paid vacation, and other benefits at their nominal amounts as these are the amounts expected to be paid when the liabilities are settled.

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

h)	Share-based Payment Arrangements and Warrants

Share-based payment transactions of the Company

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value of the share-based payment is measured by reference to the fair value of the equity instrument granted, which in turn is determined using the Black-Scholes option-pricing model on the date of the grant, using management’s assumptions for the risk-free rate, dividend yield, volatility factors of the expected market price of the Company’s common shares, expected forfeitures and the life of the options. The expected life of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s share price. In addition, the Company is required to estimate the expected forfeiture rate as only the expenses related to options that are expected to vest are to be recognized.

The fair value of the equity-settled share-based payments is recognized in the Statement of Operations over the vesting period, based on the Company's estimate of equity instruments that will eventually vest, with a corresponding increase in equity. Vesting assumptions are reviewed at each reporting date to ensure they reflect current expectations.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except in circumstances where that fair value cannot be estimated reliably. In these circumstances, the transactions are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

Warrants issued for services received

Warrants issued in exchange for services rendered are accounted for in accordance with IFRS 2. The fair value of these warrants is determined at the time the services are received by the Company and the expense is recognized in the Statement of Operations. The fair value of the warrants is the fair value of the services received where this can be estimated reliably by comparable services by independent parties. In circumstances where the fair value of the services received cannot be estimated reliably, the fair value is measured indirectly by reference to the fair value of the equity instrument granted, measured at the date the entity receives the relevant services. In accordance with IFRS 2, all such warrants are classified as equity.

Warrants issued in a currency other than the Company’s functional currency

Warrants with exercise prices denominated in a currency other than the Company’s functional currency are derivatives. The Company has classified warrants issued with Canadian dollar exercise prices as derivative liabilities on the Statement of Financial Position. The fair value of warrants with Canadian dollar exercise prices which are traded on the open market is determined based on their quoted market price. Upon exercise, the fair value of warrants included in derivative liabilities is reclassified to equity.

i)	Flow-through Shares

The Company will, from time to time, issue flow-through shares to finance a portion of its exploration program. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers at an agreed upon date.

The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability. This liability is extinguished when the tax effect of the temporary differences, resulting from the renunciation of the tax benefit by the Company, is recorded. The difference between the liability and the value of the tax assets renounced is recorded through the Statement of Operations.

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset.

j)	Income Taxes

Current income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

Current income tax relating to items recognized directly in equity is recognized in the Statement of Shareholders’ Equity and not in the Statement of Operations. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Deferred income taxes

Deferred income taxes are calculated using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	In respect of taxable temporary differences associated with investments in subsidiaries and associates, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses, can be utilized, except:

•	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	In respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside of profit or loss is recognized outside of profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

k)	Cash, cash equivalents and restricted cash

Cash and cash equivalents are comprised of cash and short-term money-market investments that are readily convertible to cash with original terms of three months or less.

Restricted cash are funds that are restricted and not available for current operations.

l)	Long-Lived Assets

Property, plant and equipment

Property, plant and equipment, excluding land, are recorded at cost less accumulated depreciation and accumulated impairment losses. Land is recorded at cost less accumulated impairment losses and is not depreciated. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the reclamation obligation and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The capitalized value of a finance lease is also included within property, plant and equipment, and is measured at the lower of the present value of the minimum lease payments and the fair value of the leased asset.

Subsequent costs are included in the asset’s carrying amount when it is probable that future economic benefits associated with the asset will flow to the Company and the costs can be measured reliably. This would include costs related to the refurbishment or replacement of major parts (components) of an asset. Costs relating to the refurbishment of a major part are capitalized since the refurbishment will typically result in a significant extension in the physical life of that part. All other repairs and maintenance costs are charged to the Consolidated Statement of Operations during the period in which they are incurred.

Depreciation of buildings and processing equipment used for production is calculated on a unit-of-production basis over the remaining proven and probable reserves of the mine. Equipment that is mobile is depreciated on a straight-line basis over the estimated useful life of the equipment of five to ten years, not to exceed the related estimated life of the mine. Depreciation commences on an asset when it is capable of operating in the manner intended by management.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment. Each component’s estimated useful life is determined considering its physical life limitations. The physical life of each component cannot exceed the life of the mine at which the component is utilized. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Change in unit-of-production basis of property, plant, and equipment

The unit-of-production basis for amortizing significant property, plant, and equipment is reviewed whenever events or circumstances indicate that a more reliable basis is appropriate. At December 31, 2012, management revised the amortization basis under which the Black Fox Mill was depreciated from tonnes to be milled per the Company’s proven and probable reserves to ounces produced per the Company’s proven and probable reserves.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

The revision to the unit-of-production basis constitutes a change in accounting estimate and is accounted for prospectively by amortizing the remaining value of the Black Fox Mill over the expected ounces to be produced. The impact of this change in accounting estimate is expected to increase depreciation by $0.4 million per year from 2013 to 2016, by $0.2 million in 2017, by $0.1 million from 2018 to 2019, and decrease depreciation by $2.0 million in 2020.

Exploration and evaluation assets

Exploration and evaluation expenditures include costs such as exploratory drilling, sample testing and the costs of pre-feasibility studies. These costs are capitalized on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project. The technical feasibility and commercial viability of a project is considered to be determinable when the proposed efficiency and viability of project is assessed and the costs are expected to be recovered in full through the successful development and exploration of the identified property. Once this has been determined, exploration and evaluation expenditures are then capitalized. All capitalized exploration and evaluation expenditures are monitored for indications of impairment, to ensure that commercial quantities of reserves exist or that exploration activities related to the property are continuing or planned for the future. If an exploration property does not prove viable, all unrecoverable costs associated with the project are expensed.

Exploration and evaluation assets are not depreciated. These amounts are reclassified from exploration and evaluation assets to mine development costs once the work completed to date supports the future development of the property and such development receives the appropriate approval. All subsequent expenditures to ready the property for production are capitalized within mine development costs, other than those costs related to the construction of property, plant and equipment. Once production has commenced, all assets included in mine development costs are reclassified to mining properties.

Exploration and evaluation expenditures incurred prior to the Company obtaining the right to explore are recorded as expense in the period in which they are incurred.

Mining properties

When further mine development expenditures are incurred in respect of a mining property after the commencement of production, such expenditures are carried forward as part of the mining property when it is probable that additional future economic benefits associated with the expenditure will flow to the entity. Otherwise such expenditures are classified as a cost of production.

Production stage mining properties are depreciated over the life of the mine using the unit-of-production method based on estimated proven and probable reserves of the mine. The expected useful lives used in depreciation calculations are determined based on the facts and circumstances associated with the mining property. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Mineral rights

Mineral rights include the cost of obtaining unpatented and patented mining claims and the cost of acquisition of properties. Significant payments related to the acquisition of land and mineral rights are capitalized. If a mineable ore body is discovered, such costs are amortized when saleable minerals are produced from the ore body using the unit-of-production method based on proven and probable reserves. If no mineable ore body is discovered or such rights are otherwise determined to have no value, such costs are expensed in the period in which it is determined the property has no future economic value.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body. Pre-production stripping costs are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs are considered to generate a future economic benefit when the related stripping activity: (i) provides access to ore to be mined in the future; (ii) increases the fair value of the mine as access to future mineral reserves becomes less costly; (iii) increases the productive capacity; or (iv) extends the productive life of the mine. Production phase stripping costs that generate a future economic benefit are capitalized as mine development costs. Stripping costs incurred and capitalized during the production phase are depleted using the unit-of-production method over the reserves that directly benefit from the specific stripping activity.

m)	Impairment of Long Lived Assets

At the end of each reporting period, the Company reviews the carrying amounts of its long lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. Value in use is determined by discounting the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the Statement of Operations.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, however the revised carrying amount cannot exceed the asset’s (or cash generating unit’s) original cost before impairment. A reversal of an impairment loss is recognized immediately in the Statement of Operations.

n)	Non-current assets held for sale

Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use and the following criteria have been met, the sale is highly probable, the asset is available for immediate sale in its present condition, management is committed to the sale, and the transaction is expected to be completed within one year from the date of classification.

Property, plant and equipment classified as held for sale is not depreciated or amortized.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

o)	Inventories

Materials and supplies inventory

Materials and supplies inventory consists of mining supplies and consumables used in operations, and are valued at the lower of average cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less selling expenses.

Current and long-term stockpiled ore inventory

Stockpiled inventory represents ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces of gold (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpiled ore tonnages are verified by periodic surveys.

Costs are allocated to stockpiles based on the current mining cost per gram incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, and are removed at the average cost per gram. Stockpile inventory is measured at the lower of cost and net realizable value. For all ore inventories, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing metal prices and estimated costs to complete production into a saleable form. Long-term stockpiled ore inventory represents ore which is not expected to be processed within one year.

In-circuit gold inventory

Gold is recovered from ore through milling. Costs of milling include applicable overhead, depletion and amortization which are added to the ore inventory costs. Costs are removed from in-circuit gold inventory as ounces are recovered, based on the average cost per ounce of gold in in-circuit gold inventory. In-circuit gold inventory is measured at the lower of cost and net realizable value.

Finished goods inventory

Finished goods inventory consists of doré bars, and is valued at the lower of cost and net realizable value.

p)	Accrued Site Closure Costs

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations or constructive obligations.

Accrued site closure costs are recorded at the time an environmental disturbance occurs, and are measured at the Company’s best estimate of the expected value of future cash flows required to reclaim the disturbance upon mine closure, discounted to their net present value. The net present value is determined using a pre-tax discount rate that is specific to the liability. The estimated net present value is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the provision arise due to changes in legal or regulatory requirements, the extent of environmental remediation required and cost estimates. The net present value of the estimated costs of these changes is recorded in the period in which the change is identified and quantifiable. The provision is progressively increased over the life of the operation as the effect of discounting unwinds, creating an expense included in finance costs.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

Upon initial recognition of site closure costs, there is a corresponding increase to the carrying amounts of related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of site closure activities is recognized in property, plant and equipment and depreciated on a unit-of-production basis over the life of the related assets.

q)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of a financial instrument. Financial assets and financial liabilities are initially measured at fair value. Financial assets are classified into one of the following specified categories: fair value through profit or loss (“FVTPL”), held-to-maturity, available-for-sale (“AFS”) and loans and receivables. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified as FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in the Statement of Operations.

The Company’s financial instruments are classified and subsequently measured as follows:

Asset / Liability	Classification	Subsequent Measurement
Cash and cash equivalents	Loans and receivables	Amortized cost
Derivative assets	Fair value through profit or loss	Fair value through profit or loss
Accounts receivable	Loans and receivables	Amortized cost
Notes receivable	Held to maturity	Amortized cost
Investments	Available-for-sale	Fair value through other comprehensive income
Restricted cash	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Derivative liabilities	Fair value through profit or loss	Fair value through profit or loss
Long-term debt	Other financial liabilities	Amortized cost

Financial Assets

Subsequent to initial recognition, financial assets held to maturity and loans and receivables are measured at amortized cost, AFS instruments are measured at fair value with unrealized gains and losses recognized in the Statement of Comprehensive Income, and instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the Statement of Operations.

The fair value of financial instruments traded in active markets (such as FVTPL and AFS securities) is based on quoted market prices at the date of the Statement of Financial Position. The quoted market price used for financial assets held by the Company is the current bid price.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial asset have been affected.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

Financial Liabilities and Equity Instruments

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the Statement of Operations. Other financial liabilities including borrowings are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost using the effective interest method.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial liability or asset and of allocating interest expense or income over the relevant period. The effective interest is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest, transaction costs and other premiums or discounts) through the expected life of the financial liability or asset, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in the Statement of Operations on the purchase, sale, issue or cancellation of the Company's own equity instruments.

Derivative financial instruments

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in the Statement of Operations immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported on the Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Embedded derivatives

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL. However, the Company can elect to treat the host contract at FVTPL.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

r)	Earnings Per Share

Earnings per share calculations are based on the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share are calculated using the treasury stock method, in which the assumed proceeds from the potential exercise of those stock options, warrants and restricted share units whose average exercise price is below the average market price of the underlying shares are used to purchase the Company’s common shares at their average market price for the period.

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the consolidated financial statements requires that the Company’s management make estimates and judgements about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and judgements are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company assets and liabilities are as follows:

a)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, and existing permits for the life of mine plan.

b)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecast can result in a change to future depletion rates.

c)	Inventories

All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit gold inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold when ounces of gold are expected to be recovered and sold. For current stockpiled ore, in-circuit gold inventories and doré inventories, management uses the gold price on the date of the reporting period. For long-term stockpiled ore, management uses a gold price of $1,400 per ounce of gold and recovery percentages of 95%.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

d)	Deferred stripping

The Company defers stripping costs incurred during the production stage of its operations when these costs are considered to generate a future benefit. The determination of these amounts requires the use of judgements and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result. Changes in a mine’s life and design may result in changes to the expected stripping ratio. Any changes in these estimates are accounted for prospectively.

e)	Impairment of assets

At the end of each reporting period, the Company assesses each cash generating unit to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. The impairment analysis requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential, and operating performance. Fair value of mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. Management has assessed its cash generating units as being an individual mine site, which is the lowest level for which cash inflows are largely independent of those other assets.

f)	Deferred revenue

Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver payable gold at contracted prices. The Company records a portion of the deferred revenue as sales, based on a proportionate share of deliveries made compared with the total estimated contractual commitment. The estimates and assumptions used by management include the reserves and resources on the named properties, the future price of gold and the total future recoverable ounces.

g)	Accrued site closure costs

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. Changes to these estimates and assumptions may result in future actual expenditures differing from the amounts currently provided for.

The provision for accrued site closure costs is periodically reviewed and updated based on the available facts and circumstances. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the closure and rehabilitation asset and provision.

h)	Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

i)	Share-based payments

The Company makes certain estimates and assumptions when calculating the fair values of stock options and warrants granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of stock options and warrants.

j)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date that such changes occur.

k)	Fair values and fair value hierarchy

When the fair value of financial assets and financial liabilities recorded in the Statement of Financial Position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs into these models are taken from observable markets where possible but where this is not feasible, a degree of judgement is required in establishing fair values. The judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

5.	RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9 Financial Instruments (“IFRS 9”) introduces new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. The IASB has issued an amendment to IFRS 9 Financial Instruments (“IFRS 9”), which changes the effective date of IFRS 9 (2009) and IFRS 9 (2011), so that IFRS 9 is required to be applied for annual periods beginning on or after January 1, 2015, with early application permitted. This amendment was released in connection with IFRS 7 Financial Instruments: Disclosures – Transition Disclosures (“IFRS 7”) which outlines that, with the amendments to IFRS 9, entities applying IFRS 9 do not need to restate prior periods but are required to apply modified disclosures. The Company is currently assessing the impact of applying the amendments of IFRS 9 and IFRS 7 on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. IFRS 11 removes the option to apply the proportional consolidation method when accounting for jointly controlled entities and eliminates the concept of jointly controlled assets. IFRS 11 now only differentiates between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide financial statement users with information to evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvement with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

The requirements relating to separate financial statements in IAS 27 are unchanged in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) is amended to conform with changes in IFRS 10, IFRS 11 and IFRS 12.

Each of these five standards have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company has concluded that the adoption of these standards will not have a material impact on its consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”) replaces existing IFRS guidance on fair value with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and outlines required disclosures about fair value measurements. IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company has concluded that the adoption of this standard will not materially impact the consolidated financial statements with the exception of requiring additional disclosures.

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

The IASB issued amendments to IAS 19 Employee Benefits (“IAS 19”) that introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments to other employee benefits include modification of the accounting for termination benefits and classification of other employee benefits. IAS 19 is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

The IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when this activity provides access to useable ore that can be used to produce inventory or improves access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013, with early adoption permitted. The Company has concluded that its current accounting policies conform with IFRIC 20 and the adoption of this standard will not impact the consolidated financial statements.

Amendments were issued by the IASB to IAS 32 Financial Instruments: Recognitions and Measurement (“IAS 32”), which address inconsistencies in current practice when applying the offsetting criteria. These amendments are part of the IASB’s offsetting project. These amendments must be applied starting January 1, 2014, with early adoption permitted. The IASB also issued amendments to IFRS 7 Financial Instruments Disclosures as part of the offsetting project. This includes specific disclosures related to offsetting financial assets and liabilities that will enable users of an entities financial statements to evaluate the potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and liabilities, on the entity’s financial position. These amendments must be applied starting January 1, 2013, with early adoption permitted. The Company has concluded that the adoption of these standards will not have a material impact on its consolidated financial statements.

6.	COMPARATIVE INFORMATION

The Company has reclassified the following balances in the Statement of Operations for the comparative year ending December 31, 2011;

	December 31	December 31
	2011 (as reclassified)	2011 (as previously reported)
Direct operating costs	$45,160	$45,922
Depreciation and amortization	18,276	17,514

For the year ending December 31, 2012, the Company has reclassified $0.8 million from direct operating costs to depreciation and amortization expense in the Statement of Operations, to conform with current period presentation. The reclassification reallocates the depreciation and amortization charge for production inventory to the correct operating cost category. The reclassification does not impact net income attributable to shareholders or earnings per share.

7.	NOTES RECEIVABLE

On August 30, 2012, the Company completed the sale of the notes receivable to a third party for proceeds of $5.8 million, less costs to sell. For the year ended December 31, 2012, the Company recorded a gain of $2.3 million related to the sale in the Statement of Operations.

8.	RESTRICTED CASH

	December 31	December 31
	2012	2011
Restricted cash	$20,395	$19,942

Restricted cash represents secured funds for letters of credit issued by the Company in favour of the Ontario Ministry of Northern Development, Mines and Forestry as security to meet the Company’s bonding requirements for the site closure obligations of the Black Fox Mine and Mill.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

9.	INVENTORIES

Inventories consist of:

	December 31	December 31
	2012	2011
Current portion of inventory
Doré	$893	$1,278
In-circuit gold	4,232	1,867
Stockpiled ore	3,027	1,237
Material and supplies	2,710	1,706
	10,862	6,088
Long-term stockpiled ore	8,367	1,963
	$19,229	$8,051

The cost of inventories recognized as an expense in the Statement of Operations during the year ended December 31, 2012 is $81.3 million (2011 - $63.4 million). For the year ended December 31, 2012, the Company recorded gross net realizable value adjustments of $1.2 million (2011 – $0.8 million), offset by net realizable value reversals of $1.1 million (2011 – $nil) resulting from a change in management’s estimate for long-term gold price.

10.	investments

	December 31	December 31
	2012	2011
Investment receivable	$-	$11,099
Investment in associate	-	2,084
Available-for-sale investments	543	-
	$543	$13,183

Investment Receivable

During the year ended December 31, 2011, the Company entered into an agreement for the sale of the Ixhuatán gold project to Cangold Limited (“Cangold”). The transaction provided Cangold with the option to acquire a 75% interest in the Company’s subsidiary, Linear Gold Mexico, S.A. de C.V. (“Linear Gold Mexico”). Pursuant to the terms of the transaction, Cangold was to remit the following consideration to the Company to acquire the option: Cdn$1.0 million and 6.0 million Cangold shares upon signing, Cdn$1.0 million and 6.0 million Cangold shares 12 months after signing, and Cdn$3.0 million and 4.0 million Cangold shares 24 months after signing.

Once all the consideration relating to the option has been paid, Cangold could exercise the option by remitting Cdn$5.0 million and issuing 4.0 million Cangold shares to the Company and completing an independent third-party feasibility study on the Ixhuatán deposit within 36 months after signing the option.

The option agreement was signed on October 18, 2011. Upon initial recognition, the Company recorded an investment in associate of $2.1 million, as the Company had acquired significant influence over Cangold by virtue of its ownership of 18% of Cangold’s outstanding voting shares and representation on Cangold’s Board of Directors. The Company recognized an investment receivable of $11.1 million relating to the future share consideration to be received from Cangold. The Company also recognized a derivative liability of $14.2 million relating to the obligation to deliver the shares of Linear Gold Mexico (note 15). The fair value of the derivative liability and the investment receivable were determined based on the net present value of the consideration to be received, since a reliable measure of the fair value of the consideration to be delivered could not be determined as the shares of Linear Gold Mexico are not publically traded.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

During the year ended December 31, 2012, the Company concluded that the investment in associate and the investment receivable were impaired due to a significant and prolonged decline in the market value of Cangold’s shares. For the year ended December 31, 2012, the Company recorded impairment charges of $1.4 million on the investment in associate and $3.5 million on the investment receivable in the Statement of Operations.

On September 10, 2012, Cangold terminated the option agreement with the Company and therefore was no longer required to make the remaining payments to the Company. For the year ended December 31, 2012, the Company recorded a gain of $1.8 million relating to the termination of the Agreement in the Statement of Operations.

The following is a reconciliation of the gain recorded in the Statement of Operations relating to the termination of the Cangold option:

Impairment of investment receivable and investment in associate	$(4,887)
Loss recognized on reclassification of investment in associate to available-for-sale	(210)
Gain on termination of option derivative liability and investment receivable	6,946
Gain on termination of option agreement	$1,849

Investment in Associate

On September 11, 2012, the Company concluded that it no longer had significant influence over Cangold, as it did not own more than 20% of Cangold’s outstanding voting shares and no longer had representation on Cangold’s Board of Directors. The Company reclassified the fair value of its remaining investment in Cangold to available-for-sale as at the date the Company ceased to exert significant influence. For the year ended December 31, 2012, the Company recorded a loss of $0.2 million in the Statement of Operations.

The following is a reconciliation of the investment in associate for the year ending December 31, 2012:

Investment in associate as of December 31, 2011	$2,084
Equity loss in investment in associate	(163)
Impairment of investment in associate	(1,422)
Foreign exchange	71
Carrying value of investment in associate before loss of significant influence	570
Fair value available-for-sale investment	360
Loss recognized	$(210)

The following tables contain summarized financial information of the Company’s investment in Cangold during the period in which the Company had significant influence:

	December 31	December 31
	2012	2011
Total assets	$-	$6,073
Total liabilities	-	75
Net assets	$-	$5,998
Company’s share of net assets of associate	$-	$1,020

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

	December 31	December 31
	2012	2011
Total revenue	$-	$-
Total net loss	(938)	(236)
Equity loss pick-up of associate	$(163)	$(40)

Company’s share of other comprehensive income	$-	$-

Available-for-sale investments

The available-for-sale investment represents the Company’s investment in Cangold. On September 11, 2012, the Company no longer had significant influence over Cangold and therefore ceased accounting for this investment on an equity basis and reclassified it to available-for-sale. The fair market value of the available-for-sale investment on initial recognition was $0.4 million, based on the quoted market price for the underlying security. For the year ending December 31, 2012, the Company has recognized unrealized gains of $0.2 million in the Statement of Comprehensive Income.

11.	PROPERTY, PLANT AND EQUIPMENT

	Property, plant and equipment	Mining properties and development costs	Mineral rights	Evaluation and exploration assets	Total
Cost
As at December 31, 2010	$98,309	$94,331	$70,367	$8,425	$271,432
Additions	14,933	50,800	693	14,006	80,432
Disposals	(1,151)	-	(52)	-	(1,203)
Reclassification to assets held for sale	(98)	(4,926)	-	-	(5,024)
As at December 31, 2011	$111,993	$140,205	$71,008	$22,431	$345,637
Additions	29,142	52,502	1,026	10,497	93,167
Disposals	(21,900)	-	-	-	(21,900)
As at December 31, 2012	$119,235	$192,707	$72,034	$32,928	$416,904

	Property, plant and equipment	Mining properties and development costs	Mineral rights	Evaluation and exploration assets	Total
Accumulated depreciation and impairment
As at December 31, 2010	$15,681	$6,850	$1,064	$-	$23,595
Depreciation	11,912	9,316	574	-	21,802
Disposals	(1,085)	-	-	-	(1,085)
Reclassification to assets held for sale	(88)	-	-	-	(88)
As at December 31, 2011	$26,420	$16,166	$1,638	$-	$44,224
Depreciation	13,937	17,715	661	-	32,313
Disposals	(6,537)	-	-	-	(6,537)
Impairments	-	-	6,029	-	6,029
As at December 31, 2012	$33,820	$33,881	$8,328	$-	$76,029

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

	Property, plant and equipment	Mining properties and development costs	Mineral rights	Evaluation and exploration assets	Total
Carrying amount
As at December 31, 2011	$85,573	$124,039	$69,370	$22,431	$301,413
As at December 31, 2012	$85,415	$158,826	$63,706	$32,928	$340,875

During the year ended December 31, 2012, due to the termination of the option agreement with Cangold, the Company reviewed the fair value less costs to sell of its Ixhuatán exploration property, included within the evaluation and exploration category. The Company concluded that the carrying value was impaired and recorded an impairment charge of $5.7 million for the year ended December 31, 2012, representing the difference between the Company’s estimate of the fair value less costs to sell and its carrying value. Fair value less costs to sell was measured by assessing the market value of similar properties held by comparable companies in similar jurisdictions. The impairment loss has been included in the “Other Exploration Properties” segment in note 27.

During the year ended December 31, 2012, due to a lapse in expected payment under the terms of the Huizopa agreement (note 29), the Company reviewed the fair value less costs to sell of its Huizopa property, included within the evaluation and exploration category. The Company concluded that the carrying value was impaired and recorded an impairment charge of $0.3 million for the year ended December 31, 2012, which represented the difference between the Company’s estimate of the fair value less costs to sell and its carrying value. The discount rate used in measuring fair value less costs to sell was 12.5% per annum. The impairment loss has been included in the “Other Exploration Properties” segment in note 27.

During the year ended December 31, 2012, $3.3 million (2011 - $3.8 million) of borrowing costs associated with qualifying assets were capitalized within property, plant and equipment. The applicable capitalization rate for the year ended December 31, 2012 was 11.5% (December 31, 2011 – 11.5%).

The carrying value of property, plant, and equipment under finance leases at December 31, 2012 was $38.6 million (December 31, 2011 - $28.7 million).

The Company has made commitments to acquire property, plant and equipment totalling $14.1 million at December 31, 2012 (December 31, 2011 - $14.1 million).

During the year ended December 31, 2012, $nil (2011 - $15.3 million) of revenue was credited to mining properties and development costs related to the sale of underground ore prior to entering commercial production.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

12.	Assets held for salE

	December 31	December 31
	2012	2011
Plant and equipment	$12	$10
Mineral rights	4,050	4,926
	$4,062	$4,936

The Company has signed an agreement relating to the sale of its exploration and evaluation assets in the Dominican Republic. The assets held for sale are measured at the lower of carrying value and fair value less costs to sell. As at December 31, 2012, the Company identified that the carrying value exceeded the fair value less costs to sell and therefore recorded an impairment charge of $0.9 million in the Statement of Operations. The discount rate used in measuring fair value less costs to sell was 9.5% per annum.

The Company anticipates that the transaction will close in the next twelve months and has determined it appropriate to classify the assets held for sale as current.

13.	LONG-TERM DEBT

	December 31	December 31
	2012	2011
Senior Unsecured Convertible Debentures	$36,518	$33,487
Senior Secured Notes	27,527	-
Finance lease liabilities	29,150	21,965
Total debt	$93,195	$55,452

Current	$17,097	$8,837
Non-current	76,098	46,615
	$93,195	$55,452

Senior Unsecured Convertible Debentures

On March 23, 2011, the Company issued 50,000 Senior Unsecured Convertible Debentures (“the Debentures”) in the aggregate principal amount of $50.0 million. The Debentures, which were issued pursuant to a Debenture Indenture (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 6.5% per annum and are convertible by the holders into common shares of the Company at any time at a conversion price of $2.45 per common share. The Debentures do not allow for forced conversion by the Company prior to March 31, 2014 but after that date, the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price. The maturity date of the Debentures is March 31, 2016.

Interest is payable in arrears in equal semi-annual installments on March 31 and September 30 in each year. The Debenture Indenture provides that in the event of a change in control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the holders are entitled to receive an additional number of common shares as defined in the Debenture Indenture. The Debentures are unsecured and subordinate to any secured indebtedness incurred subsequent to the issue of the Debentures.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

The Debentures are a hybrid financial instrument (note 15). The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method. The derivative component is measured at fair value at each reporting period.

Senior Secured Notes

On October 25, 2012, the Company issued Cdn$30.0 million in Senior Secured Notes (the “Notes”). The Notes are secured by a first charge over all assets of the Black Fox Mine, including the Grey Fox property, as well as the Goldfields property and a second charge over the Black Fox Mill. The Notes have a three year term with quarterly principal payments of Cdn$2.0 million, commencing on June 30, 2013. The Notes bear interest at rates ranging between 9% and 14%, which is paid monthly, at an annual rate as calculated based on the closing Bloomberg Composite New York Gold Price from the prior month. The Notes also contain early redemption and change of control provisions.

The Notes are a hybrid financial instrument and contain three embedded derivatives. The embedded derivatives relate to the commodity linked interest rate, the early redemption provision and the change of control provision (notes 14 and 15). The embedded derivatives must be separately valued and disclosed on the Statement of Financial position. The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method. The embedded derivatives are recorded at fair value upon initial recognition. Changes to the fair value of the embedded derivatives are recorded in the Statement of Operations each reporting period. The change of control provision is deemed to have a fair value of $nil and, therefore, is not separately disclosed on the Statement of Financial Position.

Finance Lease Liabilities

The Company is obligated under various finance leases for equipment. All finance lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 1.96% to 8.60%. The lessors hold first security rights over the assets which are being leased.

The total annual payments under finance leases are as follows:

	Minimum lease payments		Present value of minimum lease payments
	December 31	December 31	December 31	December 31
	2012	2011	2012	2011
Less than 1 year	$13,738	$10,065	$12,292	$8,837
Between 1 and 5 years	18,156	13,938	16,858	13,128
More than 5 years	-	-	-	-
	31,894	24,003	29,150	21,965
Less: future finance charges	(2,744)	(2,038)	-	-
	$29,150	$21,965	$29,150	$21,965

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

14.	Derivative ASSET

The Notes contain an early redemption feature which allows them to be redeemed by the Company at any time at a principal redemption factor of 105% prior to January 1, 2014 or 103% between January 1, 2014 and October 31, 2015, plus accrued and unpaid interest. The early redemption feature is considered to be an embedded derivative as the prepayment option is not closely related to the host debt contract.

The fair value of the early redemption option was determined using the one-factor Hull-White model for future interest rates. The related derivative asset was modeled as a swaption, with the underlying swap having the same payment structure as the Notes. The model simulated the evolution of interest rates onto a tree or lattice to value interest rate derivatives. The volatility for the interest rate was calibrated from market data on traded swaptions with maturities and tenors commensurate with the maturity of the underlying swap. A basis spread equal to the credit spread was applied to the swaption valuation. The credit spread for the risk adjusted discount rate was determined by pricing the debt and the swaption simultaneously so the price of the debt minus the option agreed to the par value of the debt at inception.

The fair value of the derivative asset upon initial recognition was $4.1 million. During the year ended December 31, 2012, unrealized losses relating to the early redemption feature of $0.4 million have been recorded in the Statement of Operations.

15.	Derivative liabilities

The derivative liabilities recorded on the Statement of Financial Position are as follows:

	December 31	December 31
	2012	2011
Convertible debenture conversion option	$2,554	$6,359
Warrant liabilities	1,592	6,684
Commodity linked interest liability	5,579	-
Cangold option (note 10)	-	14,206
	$9,725	$27,249

The unrealized gains and losses associated with the derivative liabilities recorded in the Statement of Operations are as follows:

	December 31	December 31
	2012	2011
Convertible debenture conversion option	$3,805	$10,511
Warrant liabilities	5,092	10,818
Commodity linked interest liability	(7)	-
	$8,890	$21,329

Convertible debenture conversion option

The conversion option provided to the holders of the Debentures is a derivative liability. The fair value of the conversion option upon initial recognition was $16.9 million. The conversion option is re-measured at fair value through the Statement of Operations at the end of each reporting period. For the year ended December 31, 2012, the Company recorded an unrealized gain of $3.8 million related to the change in the fair value of the conversion option in the Statement of Operations (December 31, 2011 - $10.5 million).

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

The following are the assumptions used in calculating the fair value of the conversion option:

	December 31, 2012	December 31, 2011
Discount rate	0.72%	0.83%
Expected life	3.25	4.25
Expected volatility	55%	71%
Exercise price	$2.45	$2.45
Stock price	$0.93	$0.96

Expected volatility is based on the historical share price volatility over a period of time equivalent to the expected life of the conversion option.

Warrant liabilities

The Company has issued publically traded warrants with exercise prices denominated in a currency other than the Company’s functional currency. These are considered to be equity linked financial instruments and therefore are classified as derivative liabilities. The fair value of the warrant liabilities is determined using the quoted market value of these securities. Gains or losses resulting from the change in the quoted market value are recognized in the Statement of Operations each reporting period. For the year ended December 31, 2012, the Company recorded an unrealized gain of $5.1 million (December 31, 2011 - $10.8 million) related to the change in the fair value of the warrants in the Statement of Operations.

The following are the assumptions used in calculating the fair value of the warrant liabilities:

	December 31, 2012	December 31, 2011
BRD.WT	$0.15	$0.60
BRD.WT.A	$0.095	$0.40
BRD.WT conversion factor	1 to 1.36855	1 to 1.36855

Commodity linked interest liability

The interest rate payable under the terms of the Notes is a derivative liability as it is linked to a commodity price. The fair value commodity linked interest liability upon initial recognition was $6.0 million. The interest liability is re-measured at fair value through the Statement of Operations at the end of each reporting period. For the year ended December 31, 2012, the Company made interest payments totalling $0.5 million (December 31, 2011 - $nil).

The following are the assumptions used in calculating the fair value of the interest liability:

	December 31, 2012	December 31, 2011
Discount rate	1.32%	-
Foreign exchange rate ($USD / $CDN)	1 = 1	-
Average gold price – 2013 (per ounce)	$1,802	-
Average gold price – 2014 (per ounce)	$1,749	-
Average gold price – 2015 (per ounce)	$1,600	-

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

Cangold option

The following are the assumptions used in calculating the fair value of the option liability:

	December 31, 2012	December 31, 2011
Discount rate	-	10%

16.	ACCRUED SITE CLOSURE COSTS

The accrued site closure costs are as follows:

	December 31	December 31
	2012	2011
Balance, beginning of year	$19,570	$14,198
Accretion	398	486
Change in accounting policy	-	4,319
Change in estimates	3,767	-
Foreign exchange	417	567
Balance, end of year	$24,152	$19,570

As of December 31, 2012, the undiscounted obligation, adjusted for inflation, associated with the site closure costs relating to the Black Fox Mine and Mill is $28.8 million (December 31, 2011 - $24.3 million). The present value of the Company’s accrued site closure liability was determined using a discount rate of 2% (December 31, 2011 - 2%).

In preparing the provision for site closure costs, management has made certain assumptions for the timing of cash outflows and long-term costs associated with the obligation which could change based on future events. During the year ended December 31, 2012, the estimate of the area to be covered by the reclamation plan was revised. The change in estimate has increased the estimate for site closure costs by $3.8 million.

During 2011, the Company reviewed the liability specific discount rate used in the calculation of the accrued site closure costs. The discount rate used in the calculation of the accrued site closure costs was changed from a credit-adjusted risk free rate, to a risk-free rate, as this was deemed to more accurately reflect the liability specific discount rate. The Company accounted for this change as an accounting policy change and applied it retrospectively.

17.	DEFERRED REVENUE

On November 9, 2010, the Company entered into an agreement (the “Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) to sell a portion of future gold production from the Black Fox Mine and a portion of the adjoining Pike River property (the “Black Fox Extension”) for an upfront payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and the London fix price quoted by the London Bullion Market Association (the “Fixed Price”) for each ounce delivered. The Company commenced sales under this Agreement on January 1, 2011.

Under the terms of the Agreement, the upfront payment is reduced by the difference between the market price of gold on the business day prior to the date of gold delivery and the Fixed Price of the gold multiplied by the total ounces of gold delivered (the “Uncredited Balance”). If, after the term of the Agreement (November 9, 2090), the Uncredited Balance has not been reduced to $nil, then the Company will be required to repay the amount of the Uncredited Balance. The Company recorded the upfront payment as deferred revenue.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

The Company had the option, until January 1, 2013, to reduce the gold payable of future gold production from the Black Fox Mine by increments of 1% by making a payment of $6.1 million to a maximum 6% reduction from the Black Fox Mine and 4.5% reduction from the Black Fox Extension for $36.6 million. On November 5, 2012, the Company elected to repurchase 4% and 3.7% of the future gold production at the Black Fox Mine and Black Fox Extension, respectively, for $24.4 million. Sandstorm is now entitled to 8% of the future production at the Black Fox Mine and 6.3% at the Black Fox Extension. The Company recognized a $5.6 million loss representing the premium on the repurchase, with the remaining $18.8 million applied against the deferred revenue balance recorded on the Statement of Financial Position. The Company’s option to repurchase any remaining portion of the Goldstream expired unexercised on January 1, 2013.

Under the Agreement, there is a fixed and floating charge debenture between the Company and Sandstorm which provides Sandstorm with security for payment and performance under all obligations of the Agreement. Under the provisions of the debenture, Sandstorm may agree to the subordination of their interests to a senior lender providing that the senior lenders will, in the event of default, allow the delivery of the Sandstorm payable gold at all times.

During the year ended December 31, 2012, the Company recorded revenue of $9.0 million related to the Agreement (December 31, 2011 - $6.5 million). At December 31, 2012, the deferred revenue balance was $29.3 million, with $3.6 million recorded as current (December 31, 2011 - $52.8 million with $6.3 million recorded as current).

18.	INCOME TAXES

	December 31	December 31
	2012	2011
Current income tax expense	$-	$-
Deferred income tax recovery	349	404

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the net income before tax provision due to the following:

	December 31	December 31
	2012	2011
Income before income taxes	$18,580	$15,365
Statutory rate	25.25%	29.03%
Tax expense at statutory rate	4,691	4,460
Non-taxable fair value change on warrant liabilities	(1,286)	(3,140)
Non-deductible share-based compensation expense	1,171	1,009
Renouncement of flow-through share expenditures incurred	2,321	3,091
Recovery for losses and deductible temporary differences not recognized in current and prior years	(8,967)	(5,402)
Permanent differences and other	1,721	(422)
Income tax recovery	$(349)	$(404)

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

The tax effects of temporary differences that would give rise to significant portion of the deferred tax assets and liabilities at December 31 were as follows:

	December 31	December 31
	2012	2011
Deferred tax assets
Net operating losses carried forward	$28,335	$25,488
Deductible temporary differences and other	148	2,250
Exploration and development	89	89
Property, plant and equipment	957	981
Accrued site closure costs	611	1,580
	30,140	30,388
Deferred tax liabilities
Property, plant and equipment	6,833	2,603
Investment receivable	-	1,554
Convertible debentures	2,759	2,795
Finance lease obligations	2,584	3,013
Exploration and development	25,734	30,339
Other	1,797	-
	39,707	40,304
Net deferred tax liability	$9,567	$9,916

The change in the net deferred tax liability can be explained as follows:

	December 31	December 31
	2012	2011
Balance, beginning of year	$9,916	$10,320
Deferred tax recovery	(349)	(404)
Balance, end of year	$9,567	$9,916

At December 31, 2012, the Company and its subsidiaries have unused non-capital losses of $188.6 million (December 31, 2011 - $205.9 million) available for carryforward purposes which expire from 2014-2032. The Company’s subsidiaries also have non-capital loss carryforwards of $1.2 million (December 31, 2011 - $1.2 million) that have no expiration date, however, the use of these carryforwards is restricted to 30% of annual taxable income. The Company also has capital loss carryforwards of $38.6 million (December 31, 2011 - $40.9 million) that expire in 2015. Deferred tax assets have been recognized in respect of non-capital losses and deductible temporary differences to the extent of taxable temporary differences that reverse within the carryforward period of these attributes. The Company has unrecognized deferred tax assets of $158.2 million (December 31, 2011 - $189.7 million) in respect of loss carryforwards, deductible temporary differences and unused tax credits.

At December 31, 2012, the Company has no unrecognized deferred tax liability (December 31, 2011 - $nil) for taxes that would be payable on the unremitted earnings of certain of the Company’s subsidiaries.

There are no income tax consequences attached to the payment of dividends in either 2012 or 2011 by the Company to its shareholders.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

19.	SHARE CAPITAL

a)	Common Shares

Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of shares	Amount
Outstanding, December 31, 2010	182,424,828	$349,725
Exercise of options	813,749	973
Exercise of warrants	11,888,924	12,538
Shares issued for contract settlement	1,396,134	2,303
Shares issued for cash	4,995,543	5,726
Outstanding, December 31, 2011	201,519,178	$371,265
Shares issued for cash	24,094,500	21,171
Exercise of warrants	5,326,782	4,766
Shares issued for deferred share units	260,000	272
Shares issued under employee purchase plan	116,982	107
Shares issued under agreement	25,000	23
Exercise of options	17,500	12
Outstanding, December 31, 2012	231,359,942	$397,616

b)	Warrants

The following reconciles the warrants outstanding at the beginning and end of the respective periods:

	December 31, 2012		December 31, 2011
	Number of warrants	Weighted average exercise price (Cdn$)	Number of warrants	Weighted average exercise price (Cdn$)
Balance, beginning of period	30,878,267	$1.66	49,512,236	$1.60
Exercised	(5,326,782)	0.88	(11,888,924)	1.03
Expired	(2,956,140)	1.67	(6,745,045)	2.37
Balance, end of period	22,595,345	$1.84	30,878,267	$1.66

There were no warrants issued during the year ended December 31, 2012 (December 31, 2011 – nil). The weighted average exercise price of the warrants outstanding at December 31, 2012 was $Cdn1.84 (December 31, 2011 - $Cdn1.66).

The following table summarizes information relating to warrants outstanding as at December 31, 2012:

	Number of warrants and shares	Exercise price
Date issued	issuable upon exercise	(Cdn$)	Expiry date
February 20, 2009	6,709,028	1.01	February 20, 2013
June 25, 2010	7,121,592	2.19	November 19, 2014
October 19, 2010	8,764,725	2.19	November 19, 2014
	22,595,345

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

c)	Stock Option Plan

The Company has a stock option plan that provides for the granting of options to directors, officers, employees and service providers of the Company at a price based on the mean between the reported high and low sales price of a common share of the Company on the date that the option is granted. Options vest over two or three years and have a 5-year to 10-year contractual term, unless otherwise determined by the Company’s Board of Directors. The number of common shares reserved for issuance and made available to the Board for granting of options shall not exceed 10% of the issued and outstanding common shares, provided that in any fiscal year the Company shall limit the number of options granted to a maximum of 3.33% of its issued and outstanding common shares at the beginning of the fiscal year, such that the maximum is based on the number of common shares outstanding at the previous fiscal year end.

During the year ended December 31, 2012, 6,455,000 options were granted (2011 – 6,051,831). The following are the weighted average assumptions used in calculating the value of the stock options granted:

	December 31, 2012	December 31, 2011
Risk free interest rate	1.3%	1.7%
Expected life	4.6	4.3
Expected volatility	69%	72%
Expected dividend per share	$0.00	$0.00
Weighted average fair value	$0.61	$0.85

Expected volatility is based on the historical share price volatility over a period of time equivalent to the expected life of the grant.

The following reconciles the stock options outstanding at the beginning and end of the respective periods:

	December 31, 2012		December 31, 2011
	Number of options	Weighted average exercise price (Cdn$)	Number of options	Weighted average exercise price (Cdn$)
Balance, beginning of period	12,745,410	$1.46	10,368,944	$1.65
Granted	6,455,000	1.10	6,051,831	1.48
Forfeited	(2,237,635)	1.66	(2,861,617)	2.25
Exercised	(17,500)	0.71	(813,748)	1.21
Balance, end of period	16,945,275	$1.32	12,745,410	$1.46

The following table summarizes information relating to outstanding and exercisable stock options at December 31, 2012:

Exercise prices	Weighted average remaining contractual life (in years)	Number of options outstanding	Weighted average exercise price (Cdn$)	Number of options exercisable	Weighted average exercise price (Cdn$)
$0.50 - $1.00	3.2	2,412,201	$0.82	992,201	$0.77
$1.00 - $1.50	2.8	9,575,199	1.22	5,224,065	1.21
$1.50 - $2.00	2.8	3,822,891	1.59	2,416,955	1.61
$2.00 - $2.50	0.4	1,033,246	2.21	1,033,246	2.21
$2.50+	2.4	101,738	3.72	101,738	3.72
	2.7	16,945,275	$1.32	9,768,205	$1.40

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

At December 31, 2012, the intrinsic value of the stock options outstanding was $0.3 million (December 31, 2011 - $0.2 million), and the intrinsic value of the stock options that were exercisable was $0.2 million (December 31, 2011 - $0.2 million).

d)	Employee Common Share Purchase Plan

During the year ended December 31, 2012, the Company implemented an Employee Common Share Purchase Plan. Under this plan, employees are eligible to make cash contributions towards the purchase of common shares of the Company, a portion of which is matched by the Company. Shares issued under the Company matching plan vest after a one year period.

During the year ended December 31, 2012, 116,982 shares were issued under the Employee Common Share Purchase Plan (December 31, 2011 – nil). The total expense recognized in the Statement of Operations for the year ended December 31, 2012 is $0.03 million (December 31, 2011 - $nil).

e)	Deferred Share Unit Plan

During the year ended December 31, 2012, the Company implemented a Deferred Share Unit Plan for senior executives and directors. Each deferred share unit is equivalent to one common share of the Company. The Compensation Committee determines the number of deferred share units to grant as well as the vesting period. During the year ended December 31, 2012, the Company granted 1,320,000 deferred share units.

At December 31, 2012, the carrying amount of deferred share units included in liabilities was $0.3 million (December 31, 2011 – $nil). The total expense recognized in the Statement of Operations for the year ended December 31, 2012 is $0.6 million (December 31, 2011 - $nil). The compensation expense was measured based on the quoted market value of the Company’s common shares as of December 31, 2012.

f)	Share-based Compensation Expense

The total share-based compensation expense recognized in the Statement of Operations for the year ended December 31, 2012 is $4.6 million (December 31, 2011 - $3.5 million).

20.	EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution plan for all employees. For the year ended December 31, 2012 the Company has recorded expenses totaling $0.8 million relating to the defined contribution plan in the Statement of Operations (December 31, 2011 - $0.6 million).

21.	FINANCE COSTS

	December 31	December 31
	2012	2011
Interest and accretion on convertible debentures	$5,952	$5,352
Interest on finance leases and other	1,904	2,093
Amortization of debt financing fees	640	1,263
Accretion on accrued site closure costs	398	486
Accretion on senior secured notes	191	-
	9,085	9,194
Less: capitalized interest	(3,251)	(3,832)
	$5,834	$5,362

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

22.	EARNINGS PER SHARE

The basic earnings per share is calculated based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is based on the assumption that stock options, warrants and common share equivalents which have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the year and the date granted.

Basic weighted average shares outstanding is reconciled to diluted weighted average shares outstanding as follows:

	December 31	December 31
	2012	2011
Net income attributable to shareholders	$18,929	$15,769
Basic weighted average shares outstanding	215,838,973	192,266,226
Dilutive securities:
Options	263,196	1,558,557
Warrants	-	4,602,202
Diluted weighted average shares outstanding	216,102,169	198,426,985
Basic earnings per share	$0.09	$0.08
Diluted earnings per share	$0.09	$0.08

The following items were excluded from the computation of diluted weighted average shares outstanding for the year ended December 31, 2012 because their effect would have been anti-dilutive:

	December 31	December 31
	2012	2011
Options	14,708,074	5,823,000
Warrants	22,595,345	16,498,416
Convertible debentures	20,408,163	20,408,163

23.	SUPPLEMENTAL CASH FLOW INFORMATION

Net changes in non-cash operating working capital items are as follows:

	December 31	December 31
	2012	2011
Accounts receivable	$266	$1,073
Prepaids	515	(371)
Inventories	(6,684)	3,513
Accounts payable and accrued liabilities	(4,721)	2,715
Deferred revenue	(4,774)	(3,494)
	$(15,398)	$3,436

Non-cash transactions not reflected in the Consolidated Statements of Cash Flows are as follows:

	December 31	December 31
	2012	2011
Capitalized depreciation	$3,434	$4,183
Equipment purchases under finance lease	4,388	7,434
Shares issued under agreement (Note 19)	23	2,303

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

Cash and cash equivalents are comprised of:

	December 31	December 31
	2012	2011
Cash	$29,807	$16,121
Short-term money market investments	-	2,701

24.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Capital Management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the long-term growth strategy of the Company in a way that optimizes the cost of capital and shareholder returns, and ensures the Company remains in sound financial position.

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents as follows:

	December 31	December 31
	2012	2011
Shareholders’ equity	$232,624	$182,525
Current and long-term debt	93,195	55,452
	325,819	237,977
Less: cash and cash equivalents	(29,807)	(18,822)
	$296,012	$219,155

The Company manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2012.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

b)	Fair Values of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The following is a comparison of the carrying amounts and fair value of the Company’s financial instruments:

	December 31, 2012		December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Cash and cash equivalents	$29,807	$29,807	$18,822	$18,822
Accounts receivable	1,927	1,927	2,241	2,241
Notes receivable	-	-	3,440	3,440
Available-for-sale investment	543	543	-	-
Derivative asset (Note 14)	3,767	3,767	-	-
Investment receivable	-	-	11,099	11,099
Restricted cash	20,395	20,395	19,942	19,942

Financial Liabilities
Accounts payable and accrued liabilities	22,751	22,751	25,694	25,694
Derivative liabilities
Convertible debenture conversion option	2,554	2,554	6,359	6,359
Warrant liabilities	1,592	1,592	6,684	6,684
Cangold option	-	-	14,206	14,206
Commodity linked interest liability	5,579	5,579	-	-
Long-term debt	93,195	100,159	55,452	58,356

c)	Financial Risk Management Objectives

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk, interest rate risk, and commodity price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

d)	Market Risk

Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and worldwide political and economic conditions. The profitability of the Company is directly related to the market price of gold.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

e)	Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company. The Company’s credit risk is limited to cash and cash equivalents, restricted cash, and accounts receivable in the ordinary course of business.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

The Company’s maximum exposure to credit risk is represented by the carrying amount of the Company’s cash and cash equivalents, restricted cash, and accounts receivable. Cash and cash equivalents and restricted cash are placed with high-credit quality financial institutions. The Company sells its gold production exclusively to large international organizations with strong credit ratings. The balance of accounts receivable owed to the Company in the ordinary course of business is not significant. The fair value of accounts receivable approximates carrying value due to their relatively short periods to maturity.

There are no material financial assets that the Company considers to be past due.

On a quarterly basis, the Company assesses whether there has been an impairment of financial assets. The Company has not recorded an impairment on any of the Company’s financial assets during the year ended December 31, 2012.

f)	Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company has a planning and budgeting process to monitor operating cash requirements including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change. These variables include, but are not limited to, mineral production from existing operations, commodity prices, taxes and the availability of capital markets. As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain debt financing.

Accounts payables and accrued liabilities are paid in the normal course of business generally according to their terms.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities:

						December 31,
	Payments due by period as of December 31, 2012					2011
	Within 1 year	2-3 years	4-5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$21,071	$1,555	$125	$-	$22,751	$25,694
Long-term debt (principal and interest repayments)	25,597	47,086	56,243	-	128,926	88,862
Derivative liabilities	2,788	4,383	2,554	-	9,725	27,249
Operating lease obligations	372	545	332	110	1,359	853
Contractual commitments	14,118	-	-	-	14,118	14,107
	$63,946	$53,569	$59,254	$110	$176,879	$156,765

g)	Currency Risk

The Company is exposed to currency risk on its Canadian dollar cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, current and long-term debt, in addition to its direct operating costs. For the year ended December 31, 2012, the sensitivity of the Company’s net income due to changes in the exchange rate between the Canadian dollar and the United States dollar would have impacted net income by $1.3 million (2011 - $0.5 million) for a 10% increase or decrease in the Canadian dollar.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

h)	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. As of December 31, 2012, the Company’s significant outstanding borrowings consist of $50 million of convertible debentures which accrue interest at a fixed annual rate of 6.5%, equipment finance leases, as well as the Notes bearing interest between at 9% and 14% depending on the gold price. The weighted average interest rates paid by the Company on its outstanding borrowings during the year ended December 31, 2012 was 6.7% (2011 – 7.0%).

For the year ended December 31, 2012, a 100 basis point increase or decrease in interest rates would have impacted net earnings by $nil (2011 - $0.4 million).

i)	Commodity Price Risk

The Company’s principal business includes the sale of gold. Revenues, earnings and cash flows from the sale of gold are sensitive to changes in market prices, over which the Company has no control. The Company has the ability to address its price-related exposures through the limited use of options and future and forward contracts. The Company is currently an unhedged gold producer and does not have any option, future or forward contracts. A 10% increase or decrease in the price of gold would result in a $10.9 million increase or decrease in the Company’s 2012 pre-tax earnings for the period (2011 - $8.1 million).

The Company also has the Notes which bear interest between 9% and 14% depending on the price of gold. For the year ended December 31, 2012, the sensitivity of the Company’s interest expense related to the Notes due to changes in the gold price from under $1,800 per ounce to over $2,500 per ounce would have impacted net income by $0.3 million (2011 - $nil) as the Notes were issued on October 25, 2012.

j)	Fair Value Measurements Recognized in the Consolidated Statement of Financial Position

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

At December 31, 2012, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Statement of Financial Position at fair value are categorized as follows:

	December 31, 2012
	Level 1	Level 2	Level 3
	Input	Input	Input
Financial Assets
Available-for-sale investment (Note 10)	$543	$-	$-
Derivative asset (Note 14)	-	-	3,767
Total	$543	$-	$3,767
Financial Liabilities
Warrant liabilities (Note 15)	1,592	-	-
Commodity linked interest liability (Note 15)	-	5,579	-
Convertible debenture conversion option (Note 15)	-	2,554	-
Total	$1,592	$8,133	$-

	December 31, 2011
	Level 1	Level 2	Level 3
	Input	Input	Input
Financial Liabilities
Warrant liabilities (Note 15)	$6,684	$-	$-
Cangold option (Note 15)	-	14,206	-
Convertible debenture conversion option (Note 15)	-	6,359	-
Total	$6,684	$20,565	$-

There were no transfers between levels during the period. During the year ended December 31, 2012, gains of $0.2 million have been recognized in other comprehensive income related to the Level 1, 2 or 3 financial instruments (December 31, 2011 - $nil).

The following table is a reconciliation of the level 3 fair value measurements of financial assets:

December 31, 2012
Derivative asset
Fair value on initial recognition	$4,156
Losses included in net income	(389)
Total	$3,767

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

25.	OPERATING LEASE ARRANGEMENTS

The Company has entered into commercial leases on certain equipment and office space. These leases have an average life of between three and five years. There are no restrictions placed on the Company by entering into these leases. The total operating lease expense recognized in the Statement of Operations for the year ended December 31, 2012 is $0.4 million (December 31, 2011 - $0.4 million).

Future minimum lease payments under non-cancellable operating leases are as follows:

	December 31	December 31
	2012	2011
Less than 1 year	$372	$486
Between 1 and 5 years	877	367
More than 5 years	110	-
	$1,359	$853

26.	RELATED PARTY TRANSACTIONS

The remuneration of directors and other members of key management personnel during the year was as follows:

	December 31	December 31
	2012	2011
Short-term benefits	$3,147	$4,705
Post-employment benefits	47	33
Share-based payments	4,081	2,821
Termination benefits	634	1,255
	$7,909	$8,814

The remuneration of directors and key executives is determined by the Nominations and Compensation Committee, having regard to the performance of individuals and market trends.

During the year ended December 31, 2012, the Company had related party transactions with Stockport Exploration Inc., formerly Linear Metals Corporation, (“Stockport”) for the provision of general and administrative services of $0.05 million (December 31, 2011 - $0.17 million). The Company shares office space with Stockport and the CEO of the Company is on the Board of Directors of Stockport.

The Company has an accounts receivable balance from Stockport of $0.1 million, which is included in accounts receivable and other and is measured at the cost of services provided for the year ended December 31, 2012 (December 31, 2011 - $0.1 million). Repayment terms and conditions of the accounts receivable are 90 days and the amount will be settled in cash.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

27.	SEGMENT INFORMATION

The Company owns and operates the Black Fox Mine and Mill and its adjacent Grey Fox and Pike River exploration properties. Additionally, the Company owns the Goldfields development project in Canada and other exploration properties in Mexico (Ixhuatán and Huizopa) and the Dominican Republic. The segments are determined on a property by property basis and therefore the Company’s operating segments are represented by individual properties and the corporate operations. The only property which is currently in production is located and operating in Canada. All revenues are generated from the sale of gold. The Mexican and Dominican Republic exploration properties have been aggregated to form the Other Exploration Properties segment.

The Company is not economically dependent on any customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

The following are the operating results by segment:

	December 31, 2012
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$117,681	$-	$-	$-	$117,681
Direct operating costs	56,169	-	-	-	56,169
Depreciation and amortization	25,088	-	-	59	25,147
Corporate administration	-	-	-	13,019	13,019
Segment income (loss) from mining operations	36,424	-	-	(13,078)	23,346
Impairment of mineral property	-	-	(6,906)	-	(6,906)
Loss on repurchase of Goldstream Agreement	(5,630)	-	-	-	(5,630)
Segment income (loss) from operations	30,794	-	(6,906)	(13,078)	10,810
Unrealized gains on derivative liabilities	-	-	-	8,890	8,890
Gain on sale of notes receivable	-	-	-	2,347	2,347
Renunciation of flow-through shares	2,237	-	-	-	2,237
Gain on termination of option agreement	-	-	1,849	-	1,849
Finance income	-	-	-	243	243
Finance costs	(2,261)	-	-	(3,573)	(5,834)
Unrealized loss on derivative asset	-	-	-	(389)	(389)
Equity loss in investment in associate	-	-	(163)	-	(163)
Foreign exchange loss and other	(789)	-	-	(621)	(1,410)
Income (loss) before income taxes	29,981	-	(5,220)	(6,181)	18,580

Assets	351,134	49,925	11,718	8,502	421,279
Liabilities	169,904	8,700	1,061	8,990	188,655

Other disclosures
Capital expenditures	63,852	149	112	5	64,118
Assets held for sale (Note 12)	-	-	4,062	-	4,062

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

	December 31, 2011
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$71,855	$-	$-	$-	$71,855
Direct operating costs	45,160	-	-	-	45,160
Depreciation and amortization	18,204	-	-	72	18,276
Corporate administration	-	-	-	12,429	12,429
Segment income (loss) from operations	8,491	-	-	(12,501)	(4,010)
Unrealized gains on derivative liabilities	-	-	-	21,329	21,329
Renunciation of flow-through shares	1,910	-	-	-	1,910
Finance income	-	-	-	1,521	1,521
Finance costs	(3,764)	-	-	(1,598)	(5,362)
Equity loss in investment in associate	-	-	(40)	-	(40)
Foreign exchange gain and other	1,067	-	-	(1,050)	17
Income (loss) before income taxes	7,704	-	(40)	7,701	15,365

Assets	273,255	49,772	32,655	17,529	373,211
Liabilities	158,059	8,640	15,347	8,640	190,686

Other disclosures
Capital expenditures	66,785	2,998	63	119	69,965
Assets held for sale (Note 12)	-	-	4,936	-	4,936

Geographical Information

	December 31	December 31
Non-current assets	2012	2011
Canada	$332,620	$287,320
Mexico	8,255	14,093
Dominican Republic (Note 12)	-	-

Non-current assets for this purpose consist of property, plant and equipment, mining properties, mineral rights and evaluation and exploration assets.

28.	COMMITMENTS AND CONTINGENCIES

The Company entered into flow-through share subscription agreements during the year ended December 31, 2012, whereby it agreed to renounce to investors a total of $10.0 million of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada, with an effective date of December 31, 2012. The Company will be required to pay an interest penalty of approximately 1% per annum on the unspent amount between February 29, 2013 and December 31, 2013.

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. The Company conducts its operations so as to protect public health and environment and it believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2012
(stated in US dollars; tabular amounts in thousands except share and per share data)

The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial conditions or future results of operations of the Company.

Certain of the Company’s mineral properties are subject to royalty obligations based on minerals produced from the properties. The current Black Fox reserves are not subject to royalty obligations. Royalty obligations for the Grey Fox, Pike River, and Goldfields properties may arise upon mine production relating to these properties.

As at December 31, 2012, the Company had approximately $14.1 million of contractual commitments for the development of the Goldfields Project.

29.	Huizopa Sales transaction

In 2011, the Company signed an agreement to sell two of its subsidiaries, Minera Sol de Oro and Minas de Argonautas, including the interest in the Huizopa Project (collectively, “Huizopa”) to Cormack Capital Group, LLC (“Cormack”). The Company is to receive consideration totalling $3.0 million, payable in eight escalating annual installments of $0.05 million, $0.08 million, $0.1 million, $0.3 million, $0.4 million, $0.6 million, $0.7 million and $0.8 million commencing in June 2012, with the final installment due in June 2019. The Company also receives a 2% Net Smelter Royalty over future production from the Huizopa Project and a production bonus of $4.0 million over two years from the date commercial production commences. Cormack may reduce the Net Smelter Royalty to 1% by making a $1.0 million payment to the Company and may also elect to pay up to 50% of the purchase price through the issuance of common shares in a publicly traded company listed on a recognized U.S. or Canadian national stock exchange.

As of December 31, 2012, the first installment due June 30, 2012 had not been received by the Company. The Company has received interest payments on the overdue amount. The second installment is due June 15, 2013. The Huizopa assets are included in exploration and evaluation assets pending completion of the transaction. As of December 31, 2012, an impairment of $0.3 million was recorded against the carrying value of the property (December 31, 2011 - $nil).

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